# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIM TECHNOLOGIES INC, CIK 0001178697
CUSIP: 83548F309
Title of class of securities: common stock, $0.001 par value
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, 55 West 46th Street, San Diego, California (CA), 9212
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001932469
Persons authorized to receive notices and communications: Arthur Marcus Esq, Sichenzia Ross Ference Carmel, 1185 Avenue of the Americas, 31st floor, New York, New York (NY), 10036, 212-930-9700; Richard F. Langan, Jr., Esq, Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000; Conrad Adkins, Esq, Nixon Peabody LLP, 55 West 46th Street, New York, New York (NY), 10036, (212) 940-3000

## Reporting persons
- AJP Holding Company, LLC (CIK 0001932469): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,946,345 (18.9% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Mr. Wang directly holds 25,779 shares of common stock, the shares are the result of restricted stock units granted by Sonim Technologies, Inc. in accordance with its equity plan; (iii) Orbic North America, LLC; (iv) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (v) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC. and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 10,301,563 shares of common stock outstanding (which is based on the amounts reported in Sonim's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Current Report on Form 8-K filed on May 16, 2025.
- Jeffrey Wang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 25,779; shared dispositive power 1,946,345; aggregate amount beneficially owned 1,972,124 (19.1% of the class)
  Comment: The amounts in Rows 9 and 11 reflect a correction to the number of shares originally reported in the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 18, 2025.
  
  (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Mr. Wang directly holds 25,779 shares of common stock, the shares are the result of restricted stock units granted by Sonim Technologies, Inc. in accordance with its equity plan; (iii) Orbic North America, LLC; (iv) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (v) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 10,301,563 shares of common stock outstanding (which is based on the amounts reported in Sonim's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Current Report on Form 8-K filed on May 16, 2025.
- Orbic North America, LLC.: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (18.9% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Mr. Wang directly holds 25,779 shares of common stock, the shares are the result of restricted stock units granted by Sonim Technologies, Inc. in accordance with its equity plan; (iii) Orbic North America, LLC; (iv) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (v) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 10,301,563 shares of common stock outstanding (which is based on the amounts reported in Sonim's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Current Report on Form 8-K filed on May 16, 2025.
- Ashima Narula: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (18.9% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Mr. Wang directly holds 25,779 shares of common stock, the shares are the result of restricted stock units granted by Sonim Technologies, Inc. in accordance with its equity plan; (iii) Orbic North America, LLC; (iv) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (v) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 10,301,563 shares of common stock outstanding (which is based on the amounts reported in Sonim's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Current Report on Form 8-K filed on May 16, 2025.
- Parveen Narula: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,947,345; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,947,345 (18.9% of the class)
  Comment: (1) Beneficial ownership of the shares of common stock owned by AJP Holding Company, LLC are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Mr. Wang directly holds 25,779 shares of common stock, the shares are the result of restricted stock units granted by Sonim Technologies, Inc. in accordance with its equity plan; (iii) Orbic North America, LLC; (iv) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (v) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC., and, thus, are reported by more than one Reporting Person pursuant to Rule 13d-3 under the Act. (2) Percentage calculated based on 10,301,563 shares of common stock outstanding (which is based on the amounts reported in Sonim's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 and Current Report on Form 8-K filed on May 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: common stock, $0.001 par value
Name of issuer: SONIM TECHNOLOGIES INC
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, 55 West 46th Street, San Diego, California (CA), 9212
Comment: Introductory Statement: This Amendment No. 7 (this "Amendment "), being filed by AJP Holding Company, LLC ("AJP"), Jeffrey Wang, Orbic North America, LLC ("Orbic"), Ashima Narula and Parveen Narula, the ("Reporting Persons"), amends and supplements the (i) Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 19, 2022, (ii) the Amendment No. 1 to Schedule 13D filed with the SEC on October 25, 2022, (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC on January 17, 2025, (iv) the Amendment No. 3 to the Schedule 13D filed with the SEC on March 18, 2025, (v) the Amendment No. 4 to the Schedule 13D filed with the SEC on March 24, 2025, (vi) the Amendment No. 5 to the Schedule 13D filed with the SEC on March 31, 2025, (vii) the Amendment No. 6 to the Schedule 13D filed with the SEC on April 10, 2025, (viii) the Amendment No. 7 to the Schedule 13D filed with the SEC on April 16, 2025 and Amendment No. 8 to the Schedule 13D filed with the SEC on April 24, 2025 (collectively, the "Schedule 13D"). This Schedule 13D relates to the shares of common stock (the "Common Stock") of Sonim Technologies Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following: Orbic expects to fund the proposal (as defined below) using cash on hand, along with financing from Capstone Project Finance, LLC ("Capstone"). The foregoing description of the financing does not purport to be complete and is qualified in its entirety by reference to the full text of the financing support letter attached hereto as Exhibit 99.2, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following: On May 16, 2025, Orbic submitted a revised non-binding proposal (the "Proposal") to acquire the Issuer in a business combination in which the Issuer's stockholders would receive a cash purchase price of $1.81 per share. The Proposal is subject to the terms and conditions as described therein. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of such proposal attached hereto as Exhibit 99.3, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement among the Reporting Persons dated March 18, 2025. Exhibit 99.2 Capstone Project Finance, LLC Letter, dated April 11, 2025. Exhibit 99.3 Letter to Sonim Technologies, Inc. Board of Directors, dated May 16, 2025.

## Signatures
- AJP Holding Company, LLC: /s/ Jeffrey Wang, Jeffrey Wang, Manager (05/19/2025)
- Jeffrey Wang: /s/ Jeffrey Wang, Jeffrey Wang, Individual (05/19/2025)
- Orbic North America, LLC.: /s/ Parveen Narula, Parveen Narula, Chief Executive Officer (05/19/2025)
- Ashima Narula: /s/ Ashima Narula, Ashima Narula, Individual (05/19/2025)
- Parveen Narula: /s/ Parveen Narula, Parveen Narula, Individual (05/19/2025)